Confidential Treatment Requested by Unilife Corporation

May 16, 2014

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Re:	Unilife Corporation

Form 10-K for Fiscal Year Ended June 30, 2013

Filed September 13, 2013

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Filed February 10, 2014

Response Letter Dated May 16, 2014

File No. 001-34540

Dear Mr. Vaughn:

This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 22, 2014 (the “Third Comment Letter”), in response to our letter, dated April 4, 2014 (the “Company’s Second Response”), in response to your letter, dated March 14, 2014 (the “Second Comment Letter”), in response to our letter, dated February 21, 2014 (the “Company’s Initial Response”), in response to your letter, dated January 31, 2014 (the “Initial SEC Comment Letter”), in connection with Unilife Corporation’s (the “Company”) Form 10-K for Fiscal Year Ended June 30, 2013, filed September 13, 2013 (the “Form 10-K”), Form 10-Q for Fiscal Quarter Ended September 30, 2013, filed November 12, 2013 (the “First Quarter Form 10-Q”) and Form 10-Q for Fiscal Quarter Ended December 31, 2013, filed February 10, 2014 (the “Second Quarter Form 10-Q”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Third Comment Letter. Each of the comments from the Third Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q, as applicable. All page number references in Company’s responses are to page numbers in the Form 10-K, the First Quarter Form 10-Q or the Second Quarter Form 10-Q, as applicable.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

Form 10-K for Fiscal Year Ended June 30, 2013

Consolidated Statements of Operations and Comprehensive Loss, page 44

1.	We note your response to prior comment 2 in our letter dated March 14, 2014. Rule 5-03.2 of Regulation S-X requires the cost of services and cost of other revenues, such as your industrialization and licensing fee revenues, to also be separately disclosed in annual reports, in addition to the cost of goods sold. Further, paragraph 730-20-50-1 requires disclosure of the costs related to research and development arrangements. We reissue our prior comment 2 to provide such disclosure in future filings or that you provide further analysis of why such disclosure is not required. Alternatively, if you are not able to provide the information, explain to us why you believe it is appropriate to include a line item for gross profit given that all the direct costs related to your revenues are not reflected therein.

We acknowledge the Staff’s comment and respectfully advise that since the Company incurs costs in connection with its development arrangements that are not readily distinguishable from the rest of its ongoing research and development expenses, in future filings, we will not include a line item for gross profit given that all costs related to the Company’s revenues are not reflected therein.

Notes to consolidated financial statements, page 47

Note 1. Description of Business, page 47

2.	Please tell us, and discuss in your future filings, how you plan to achieve profitable operations solely from your licensing and industrialization activities notwithstanding your supply agreements. Please further explain how this will impact the impairment analysis of property, plant and equipment you provided in response to comment 3 in our letter dated January 31, 2014.

We acknowledge the Staff’s comment and respectfully advise that the Company does not plan to achieve profitable operations “solely” from licensing and industrialization activities. The impairment analysis of property, plant and equipment that was provided in response to comment 3 in the Initial SEC Comment Letter includes projections of future commercial product sales, which we project will flow from the licensing and industrialization agreements. Commercial product revenues constitute over [***Redacted***]% of total future revenues included in the

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

projections with the remaining [***Redacted***]% representing fees from licensing and industrialization activities. Operational income projections are based on assumptions regarding unit volumes, unit prices and costs as well as assumptions regarding capital infrastructure requirements, sales and marketing, administrative support and ongoing research and development activities. Unit volumes and average selling prices are based on estimates of the size of the specific addressable markets for each product based on industry knowledge and ongoing discussions with current and prospective customers. The factors discussed above have been included in the impairment analysis previously provided in response to comment 3 in the Initial SEC Comment Letter, which shows that there is no impairment of the Company’s property, plant and equipment.

Note 5. Property, Plant and Equipment and Construction-in-Progress, 59

3.	We note your response to prior comment 4 in our letter dated March 14, 2014 in which you state that there will be related increases in expenses. Please provide further details about how the assumptions regarding the changes in operating expenses directly correlates to the revenue assumptions used in your response dated February 21, 2014.

We acknowledge the Staff’s comment and respectfully advise that as the Company’s revenue continues to increase we expect that operating expenses as a percentage of revenue will decrease as most of the Company’s processes are scalable and much of the required infrastructure has been put in place to achieve the level of revenue growth that is anticipated. For example, we intend to keep our level of investment in research and development consistent in terms of overall dollars invested to meet the growing unmet needs of pharmaceutical companies, but, as our revenue from commercial product sales grows, our research and development investment as a percentage of our revenue will decrease. Similarly, since our business model is a business-to-business model, we do not expect that sales and marketing and similar administrative expenses will increase as rapidly as our revenue is expected to increase; therefore, such expenses will decrease as a percentage of our revenue.

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

Form 10-Q for the Quarter Ended December 31, 2013

Note 3. Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 8

4.	We note your response to prior comment 9 in our letter dated March 14, 2014 in which you state “no revenue has been recognized with respect to certain of these contracts during the fiscal quarter ended December 31, 2013.” Please reconcile this with your response to prior comment 5 in which you state that you recognized revenue under various agreements.

We acknowledge the Staff’s comment and respectfully advise that the Company enters into customer agreements in which revenue would be recognized under the requirements promulgated by U.S. GAAP. Under certain of these agreements, the revenue recognition rules permitted the Company to recognize revenue during the six months ended December 31, 2013, such as for the agreements referenced in the Company’s Second Response to the Commission’s prior comment 5. However, the terms of the agreements with [***Redacted***] and [***Redacted***] did not allow us to recognize revenue during such period.

5.	Please provide us with a sample of your proposed disclosures regarding the material terms related to your contracts, your revenue recognition practices pertaining to your customer contracts and the applicable disclosures required by paragraph 605-28-25-2 of the FASB Accounting Standards Codification for all of your customer contracts recognized under the milestone method.

We acknowledge the Staff’s comment and respectfully advise that the sample disclosure, which was included in our Form 10-Q for the quarterly period ended March 31, 2014, is as follows:

“Revenue from industrialization and development fees is recognized upon achievement of the “at risk” milestone events, which represent the culmination of the earnings process related to such events. Milestones can include specific phases of projects such as product design, prototype availability, user tests, manufacturing proof of principle and the various steps to complete the industrialization of the product. The terms of these contracts provide for customer payments to be made to the Company as services are rendered or milestones are achieved. Payment terms are considered to be standard commercial terms. Revenue is recognized when each substantive milestone has been achieved and the Company has no future performance obligations related to the milestone. Fees for completed milestones, which are dependent upon customer acceptance for non-refundable payment or, if paid, are refundable pending customer acceptance, are recognized upon customer acceptance and the termination of refund rights.

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

The Company recognized $0.4 million and $2.9 million of revenue during the three and nine months ended March 31, 2014, respectively on the milestone basis as follows:

The Company recognized $0.1 million and $1.3 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a clinical supply agreement with a customer related to milestones that were completed during the period. This agreement provides for the customization of a drug delivery system to be used in combination with the customer’s product candidate in a clinical trial. This agreement provides for payments to be made upon the completion of agreed-upon milestones.

The Company recognized $0 and $0.8 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a customization and commercial supply agreement with a customer related to milestones that were completed during the period. This agreement provides for the development and future supply of customized component parts for the customer to use in a drug-device combination product. This agreement provides for payments to be made during the development period based on completion of agreed-upon milestones.

The Company recognized $0.2 million and $0.7 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a materials transfer agreement with a customer related to milestones that were completed during the period. This agreement provides for certain materials and related services to the customer as determined under the agreement. This agreement expires upon completion of the services and provides for payments to be made upon completion of agreed-upon milestones.

The Company recognized $0.1 million and $0.1 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a collaborative research agreement with a customer related to milestones that were completed during the period. This agreement provides for certain materials and related services to the customer as determined under the agreement. This agreement expires upon completion of the services and provides for payments to be made upon completion of agreed-upon milestones.”

Exhibits

6.	We note your response to prior comment 15. In light of the amounts you have received under the Sanofi and Hikma agreements in recent periods and the fact that your financials have been prepared on a going-concern basis, we cannot agree with your analysis that you are not substantially dependent on both agreements. In this regard, your response indicates that these two agreements provided you with $[***Redacted***] million during the quarter ended December 31, 2013 and represented approximately [***Redacted***]% of the payments you received from customers during this period. Accordingly, file the Sanofi and Hikma Agreements as material contracts pursuant to Regulation S-K, Item 601(b)(10).

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

We acknowledge the Staff’s comment and respectfully maintain our position in the Company’s Second Response that neither the supply agreement with Sanofi (the “Sanofi Agreement”) nor the supply agreement with Hikma (the “Hikma Agreement”) should be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10). As stated in the Company’s Initial Response and the Company’s Second Response, we have determined that the Company’s business is not “substantially dependent” on the referenced contracts, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B). Regulation S-K, Item 601(b)(10)(ii)(B) requires the filing of a material agreement entered into the ordinary course of a company’s business if such company is substantially dependent on such material agreement. The relevant example provided in this Item and our interpretation of this Item’s fundamental purpose leads us to conclude that the determination of whether a company is substantially dependent on a contract should include two primary concepts:

•	whether the loss of such contract would have a materially adverse effect on the company’s financial condition so significant that it would result in a fundamental change in the nature or structure of the company’s business; and

•	whether the company has at its disposal, within a reasonable period of time, access to adequate alternate means on commercially reasonable terms to replace the lost contract in the event it is terminated.

We believe it is important to differentiate between a contract that a company is “substantially dependent” upon, and one which should only be considered a “significant contract.” Although we believe that the determination of a significant contract can be based solely on the financial impact it may have on a company’s business, to be considered substantially dependent the determination must include both qualitative and quantitative measurements. As such, although the loss of a significant contract may have a material financial impact on a company, we do not believe that this constitutes the company being substantially dependent upon the contract. For the reasons stated in the Company’s Initial Response and the Company’s Second Response, the loss of Sanofi or Hikma as customers would not fundamentally affect the nature or structure of our business, and, in the event Sanofi or Hikma terminate their respective contracts with us, we believe that we would be able to replace the lost contract with other participants in the market on commercially reasonable terms. We further submit that the Company is not substantially dependent on the Sanofi Agreement or the Hikma Agreement for the additional reasons stated below.

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

We acknowledge that our consolidated financial statements have been prepared on a going concern basis, and that the Sanofi Agreement and Hikma Agreement collectively accounted for $[***Redacted***] million (or [***Redacted***]%) of the payments the Company received from customers during the three months ended December 31, 2013. We also note that the Sanofi Agreement and Hikma Agreement collectively accounted for $[***Redacted***] (or [***Redacted***]%) of the payments the Company received from customers during the nine months ended March 31, 2014. However, the Company has historically funded its operations from a combination of equity issuances, loans and customer contracts. For the nine months ended March 31, 2014, the $[***Redacted***] in payments the Company received from Sanofi and Hikma accounted for [***Redacted***]% and [***Redacted***]%, respectively, of the Company’s cash provided by operating and financing activities for the same period. For the reasons stated below, the Company is neither substantially dependent on any single source of capital nor is the Company substantially dependent on payments received from Sanofi or Hikma.

Equity Issuances

The Company has utilized equity issuances as one source of capital to fund its operations. As stated in the Company’s periodic reports, during October 2012, the Company entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”), pursuant to which the Company may, from time to time, issue and sell shares of common stock having an aggregate offering price of up to $45.0 million. During the nine months ended March 31, 2014, the Company issued 5,012,153 shares of common stock and raised approximately $16.9 million in net proceeds under the Sales Agreement. As of March 31, 2014, there was approximately $12.8 million available under the Sales Agreement. [***Redacted***]. This will give the Company the flexibility to raise additional capital as needed.

For the nine months ended March 31, 2014, the Company’s net cash provided from equity issuances was $16.9 million. For the nine months ended March 31, 2014, the cash the Company received from equity issuances accounted for approximately 24% of its cash provided by operating and financing activities.

Debt Financing

The Company has also entered into loan transactions as another source of capital to fund its operations. On March 12, 2014 (the “Term Loan Closing Date”), the Company entered into a credit agreement (the “Credit Agreement”) with ROS Acquisition Offshore LP, an affiliate of OrbiMed Advisors (“OrbiMed”). The Credit Agreement provides the Company with the ability to receive term loans in the aggregate principal amount of up to $60.0 million. On the Term Loan Closing Date, the Company borrowed $40.0 million.

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

For the nine months ended March 31, 2014, the Company’s net cash provided from borrowings from loans was $30.1 million. The cash the Company received from borrowings from loans accounted for approximately 44% of its cash provided by operating and financing activities for the same period.

Customer Contracts

Given the Company’s status as a company in its early stages of development, the Company has been less reliant on cash payments from customers as a primary source of capital to fund its operations. For the nine months ended March 31, 2014, the Company received cash payments from customers of $22.6 million. The cash payments the Company received from customers accounted for 32% of its cash provided by operating and financing activities for the same period. The cash payments the Company received from Sanofi in connection with the Sanofi Agreement and Hikma in connection with the Hikma Agreement for the nine months ended March 31, 2014 was $[***Redacted***] million and $[***Redacted***] million, respectively. Those cash payments the Company received from Sanofi and Hikma accounted for [***Redacted***]% and [***Redacted***]%, respectively, of the Company’s cash provided by operating and financing activities for the same period. Furthermore, the Company notes that it anticipates that the percentage of its total consolidated cash payments received from any individual customer will vary year-to-year, and even from quarter-to-quarter, as illustrated by the fluctuations described in this response and the Company’s Second Response.

Conclusion

Although the Sanofi Agreement and Hikma Agreement collectively accounted for $[***Redacted***] million (or [***Redacted***]%) of the payments the Company received from customers during the nine months ended March 31, 2014, we do not believe that our business is substantially dependent on these customers given the alternative sources of capital available to us from other customers and from sources of equity and debt financing, and the Company’s status as a company in its early stages of development. It is particularly important to consider the Company’s status and business as a whole when conducting a substantial dependence analysis under Regulation S-K, Item 601(b)(10). When taking into account cash provided by operating activities and financing activities, cash payments the Company received from customers only accounted for 32% of the Company’s cash provided by operating and financing activities for the nine months ended March 31, 2014. Cash payments the Company

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

received from Sanofi and Hikma only accounted for [***Redacted***]% and [***Redacted***]%, respectively, of the Company’s cash provided by operating and financing activities for the same period. Moreover, as described above, the Company has access to other sources of capital through equity issuances and debt financings.

Furthermore, we currently expect our customer base and cash payments from such customers to grow. In particular, we have a number of additional contracts entering the late stage of our commercial pipeline, and we expect that as the business continues to expand, the Company will continue to enter into these types of commercial contracts with customers in the ordinary course of business. We do not, however, expect any individual customers to generate in excess of [***Redacted***]% of our cash provided by operating activities. As a result of the factors discussed in the Company’s Second Response and the reasons stated herein, we believe that the percentage of our cash payments from Sanofi and Hikma will decrease over time. The loss of any one of Sanofi or Hikma as a customer would not have a material adverse effect on our business and, in the event the Company’s agreements with Sanofi or Hikma are terminated, we believe we would be able to replace a lost contract with other participants in the market for other competitive drug indications on commercially reasonable terms. This conclusion is supported by the number of the Company’s pharmaceutical and biotechnology customers, our recent success with respect to engaging new customers and our focus on signing contracts with a number of pharmaceutical and biotechnology companies.

In summary, it is our belief that the key factors described above regarding our many sources of capital, our business model and the industry we operate in, as well as the difference between substantial dependence and significant contract, are more important in determining whether the Company is substantially dependent on a customer contract than financial analysis alone, and that these factors support our assertion that our business is not substantially dependent on any one contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, we do not believe that the Sanofi Agreement or the Hikma Agreement are otherwise material to an investor’s understanding of the Company’s business, and placing undue focus on any particular customer would be inappropriate and potentially even misleading to investors.

***********

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 16, 2014

In responding to the Third Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (717) 384-3219.

Sincerely,

/s/ Dennis Pyers

Dennis Pyers
Vice President, Controller and Interim Chief Financial Officer

cc:	Via E-Mail

Unilife Corporation

Alan Shortall

Pepper Hamilton LLP

Steven J. Abrams, Esq.

Unilife Corporation

250 Cross Farm Lane, York PA 17406  T + 1 717 384 3400  F + 717 384 3401  E info@unilife.com  W www.unilife.com